UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Innoviz Technologies Ltd.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

M5R635108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5R635108	13G	Page 2 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yahal Zilka
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 9,466,206
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 9,466,206
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,466,206
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 133,694,399 Ordinary Shares as of November 2, 2021, as reported by the Issuer in its 6-K filed with the SEC on November 3, 2021.

CUSIP No. M5R635108	13G	Page 3 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Modi Rosen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 9,466,206
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 9,466,206
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,466,206
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 133,694,399 Ordinary Shares as of November 2, 2021, as reported by the Issuer in its 6-K filed with the SEC on November 3, 2021.

CUSIP No. M5R635108	13G	Page 4 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magma Venture Partners General Partner Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 9,466,206
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 9,466,206
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,466,206
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 133,694,399 Ordinary Shares as of November 2, 2021, as reported by the Issuer in its 6-K filed with the SEC on November 3, 2021.

CUSIP No. M5R635108	13G	Page 5 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magma Venture Capital Management IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 9,466,206
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 9,466,206
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,466,206
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 133,694,399 Ordinary Shares as of November 2, 2021, as reported by the Issuer in its 6-K filed with the SEC on November 3, 2021.

CUSIP No. M5R635108	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magma Venture Capital IV CEO Fund, L.P
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 259,481
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 259,481
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,481
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 133,694,399 Ordinary Shares as of November 2, 2021, as reported by the Issuer in its 6-K filed with the SEC on November 3, 2021.

CUSIP No. M5R635108	13G	Page 7 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magma Venture Capital IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 9,206,725
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 9,206,725
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,206,725
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 133,694,399 Ordinary Shares as of November 2, 2021, as reported by the Issuer in its 6-K filed with the SEC on November 3, 2021.

CUSIP No. M5R635108	13G	Page 8 of 11 Pages

Item 1(a). Name of Issuer:

Innoviz Technologies Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

2 Amal Street, Afek Industrial Park, Rosh HaAin, Israel

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to certain Ordinary Shares (the “Shares”) of the Issuer. Magma Venture Capital IV CEO Fund, L.P. (“Magma IV CEO”) and Magma Venture Capital IV, L.P. (“Magma IV” and, together with Magma IV CEO, the “Funds”) directly own Ordinary Shares.

(a)       Yahal Zilka, the owner of fifty percent of Magma General Partner;

(b)       Modi Rosen, the owner of fifty percent of Magma General Partner;

(c)       Magma Venture Partners General Partner Ltd. (“Magma General Partner”), the sole general partner of Magma Venture Capital Management IV, L.P. (“Magma Management IV”);

(d)       Magma Management IV, the sole general partner of the Funds;

(d)       Magma IV CEO, which directly owns 259,481 Shares; and

(e)       Magma IV which directly owns 9,206,725 Shares.

Yahal Zilka, Modi Rosen, Magma General Partner, Magma Management IV, Magma IV CEO and Magma IV are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o 22 Rothschild Blvd.

25th floor

Tel Aviv, 6688218

Israel

Item 2(c). Citizenship:

Yahal Zilka — Israel and United States of America

Modi Rosen — Israel

Magma General Partner — Israel

Magma Management IV — Cayman Islands

Magma IV CEO — Cayman Islands

Magma IV — Cayman Islands

Item 2(d). Title of Class of Securities:

Ordinary Shares, No Par Value

Item 2(e). CUSIP Number: M5R635108

Item 3. Not Applicable.

Item 4. Ownership.

The Reporting Persons hold ordinary shares of the Issuer.

For Yahal Zilka:

(a)	Amount beneficially owned: 9,466,206 ordinary shares.

(b)	Percent of class: 7.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 9,466,206

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: 9,466,206

For Modi Rosen:

(a)	Amount beneficially owned: 9,466,206 ordinary shares.

(b)	Percent of class: 7.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 9,466,206

CUSIP No. M5R635108	13G	Page 9 of 11 Pages
(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: 9,466,206

For Magma General Partner:

(a)	Amount beneficially owned: 9,466,206 ordinary shares.

(b)	Percent of class: 7.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 9,466,206

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: –9,466,206

For Magma Management IV:

(a)	Amount beneficially owned: 9,466,206 ordinary shares.

(b)	Percent of class: 7.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 9,466,206

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: 9,466,206

Magma IV CEO:

(a)	Amount beneficially owned: 259,481 ordinary shares

(b)	Percent of class: 0.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:–0–

(ii)	Shared power to vote or to direct the vote: 259,481

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: 259,481

For Magma IV:

(a)	Amount beneficially owned: 9,206,725 ordinary shares.

(b)	Percent of class: 6.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 9,206,725

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: 9,206,725

Item 5. Ownership of Five Percent or Less of a Class Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Magma Management IV (which is the sole general partner of Magma IV CEO and Magma IV), Magma General Partner may be deemed to beneficially own all 9,466,206 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares. Yahal Zilka and Modi Rosen, who jointly control Magma General Partner, may be deemed to beneficially own all 9,466,206 Shares held directly by the Funds and have the joint power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. M5R635108	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022

YAHAL ZILKA

/s/ Yahal Zilka
Name:	Yahal Zilka

MODI ROSEN

/s/ Modi Rosen
Name:	Modi Rosen

MAGMA VENTURE PARTNERS GENERAL PARTNER LTD.

/s/ Yahal Zilka
Name:	Yahal Zilka

MODI ROSEN

/s/ Modi Rosen
Name:	Modi Rosen

MAGMA VENTURE CAPITAL MANAGEMENT IV L.P.
By: Magma Venture Partners General Partner Ltd., its General Partner

/s/Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title: Directors

MAGMA VENTURE CAPITAL IV CEO FUND, L.P.
By: Magma Venture Capital Management IV L.P., its General Partner
By: Magma Venture Partners General Partner Ltd., its General Partner

/s/ Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title: Directors

MAGMA VENTURE CAPITAL IV L.P.
By: Magma Venture Capital Management IV L.P., its General Partner

/s/ Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title: Directors

CUSIP No. M5R635108	13G	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 8, 2022

YAHAL ZILKA

/s/ Yahal Zilka
Name:	Yahal Zilka

MODI ROSEN

/s/ Modi Rosen
Name:	Modi Rosen

MAGMA VENTURE PARTNERS GENERAL PARTNER LTD.

/s/ Yahal Zilka
Name:	Yahal Zilka

MODI ROSEN

/s/ Modi Rosen
Name:	Modi Rosen

MAGMA VENTURE CAPITAL MANAGEMENT IV L.P.
By: Magma Venture Partners General Partner Ltd., its General Partner

/s/Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title: Directors

MAGMA VENTURE CAPITAL IV CEO FUND, L.P.
By: Magma Venture Capital Management IV L.P., its General Partner
By: Magma Venture Partners General Partner Ltd., its General Partner

/s/ Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title: Directors

MAGMA VENTURE CAPITAL IV L.P.
By: Magma Venture Capital Management IV L.P., its General Partner

/s/ Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title: Directors